Siddhi Acquisition Corp

100 Wall Street, 20th Floor

New York, NY 10005

March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

RE:	Siddhi Acquisition Corp (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333- 285648) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to become effective on March 31, 2025 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

Siddhi Acquisition Corp

By:	/s/ Sam Potter
	Name:	Sam Potter
	Title:	Chief Executive Officer

cc:	Giovanni Caruso, Esq., Loeb & Loeb LLP